FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1  Holding(s) in Company announcement dated 6 October, 2004



                DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 5 October 2004 in accordance with Part VI of the Companies Act 1985 (as amended) that as at 1 October 2004, the interests of Cater Allen International Limited (CAIL) in the ordinary shares of the Company had increased to 12,674,332 ordinary shares or 3.01% of the issued share capital.

This holding has arisen from stock loan transactions done under the relevant approved documentation as a principal trading member of the London Stock Exchange.



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  6 October, 2004          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary